                                                                    EXHIBIT 99.2

                 SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF

                          SHAMIR OPTICAL INDUSTRY LTD.

                                  JUNE 11, 2009

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

        THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE
                             PROPOSALS LISTED BELOW.

   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                                                    SPECIAL GENERAL MEETING

                                                                                                                  FOR   AGAINST ABSTAIN

                                                  1.   Election of Mr. Israel Oz as a Class A Director of the     [_]     [_]     [_]
                                                       Company to hold office until the close of the annual
                                                       general meeting to be held in 2010.
                                                                                                                  FOR   AGAINST ABSTAIN

                                                  2.   Election of Mr. Giora Yanai as an external director of     [_]     [_]     [_]
                                                       the Company.

                                                       Are you a controlling shareholder or acting on a           YES      NO
                                                       controlling shareholder's behalf? (Please note: If you
                                                       do not mark either Yes or No, your shares will not be      [_]     [_]
                                                       voted for Proposal 2).
                                                                                                                  FOR   AGAINST ABSTAIN

                                                  3.   Approval of a one-time special retirement grant to Mr.     [_]     [_]     [_]
                                                       Giora Ben-Ze'ev, the former Chief Executive Officer
                                                       and a current Director of the Company.

                                                       Do you have a personal interest in the transactions        YES      NO
                                                       underlying Proposal 3? (Please note: If you do not mark
                                                       either Yes or No, your shares will not be voted for        [_]     [_]
                                                       Proposal 3).

                                                  In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special
                                                  General Meeting of Shareholders.

To change the address on your account, please [_] THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER
check the box at right and indicate your new      DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION
address in the address space above. Please        IS MADE, THE PROXY WILL BE VOTED FOR PROPOSAL 1, BUT WILL NOT
note that changes to the registered name(s)       BE VOTED FOR PROPOSALS 2 AND 3. SHOULD ANY OTHER MATTER REQUIRING
on the account may not be submitted via this      A VOTE OF THE SHAREHOLDERS ARISE, THE PROXIES NAMED ABOVE ARE
method.                                           AUTHORIZED TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT IN
                                                  THE INTEREST OF THE COMPANY.

                                                  PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING
                                                  THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND
                                                  RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES
                                                  CAN NOT BE VOTED.

Signature of Shareholder ______________  Date: _______  Signature of Shareholder ______________  Date: _______

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                          SHAMIR OPTICAL INDUSTRY LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Shamir Optical Industry Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. David Bar-Yosef and Mr. Yagen
Moshe, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of May 12, 2009, at the Special General Meeting of Shareholders to be held on June 11, 2009 (or as otherwise adjourned).By my signature, I herby revoke any and all proxies previously given.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)